UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of the Extraordinary General Meeting

At the extraordinary general meeting (“EGM”) of shareholders of AIFU Inc. (the “Company”) held on April 29, 2026 at 9:30 a.m., Beijing time (or April 28, 2026 at 9:30 p.m. Eastern Time), each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

(i)	AS A SPECIAL RESOLUTION THAT the par value of the issued and unissued class A ordinary shares and class B ordinary shares in the share capital of the Company be reduced from US$0.4 per share to US$0.0001 per share (the “Capital Reduction”), such that, following the Capital Reduction, the authorized share capital of the Company will be US$1,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each;

(ii)	AS AN ORDINARY RESOLUTION THAT, subsequently following the Capital Reduction:

i.	every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.0001 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one class A ordinary share of a nominal or par value of US$0.002 and one class B ordinary share of a nominal or par value of US$0.002, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Consolidation”);

ii.	immediately following the First Share Consolidation, the authorized share capital of the Company be increased FROM US$1,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.002 each, comprising 400,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, TO US$20,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.002 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.002 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.002 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.002 each (the “First Share Capital Increase”, together with the First Share Consolidation, the “First Share Capital Change”);

iii.	subsequently following the First Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.002 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.002 each be consolidated into one class A ordinary share of a nominal or par value of US$0.04 and one class B ordinary share of a nominal or par value of US$0.04, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Consolidation”);

iv.	immediately following the Second Share Consolidation, the authorized share capital of the Company be increased FROM US$20,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.04 each TO US$400,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.04 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.04 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.04 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.04 each (the “Second Share Capital Increase”, together with the Second Share Consolidation, the “Second Share Capital Change”);

v.	subsequently following the Second Share Capital Change, on the date as any Director deems advisable and may determine in his or her absolute discretion, every twenty (20) issued and unissued class A ordinary shares of a nominal or par value of US$0.04 each and every twenty (20) issued and unissued class B ordinary shares of a nominal or par value of US$0.04 each be consolidated into one class A ordinary share of a nominal or par value of US$0.8 each and one class B ordinary share of a nominal or par value of US$0.8 each, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$400,000,000 divided into 500,000,000 ordinary shares, comprising of (i) 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each (the “Third Share Consolidation”, together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”);

vi.	immediately following the Third Share Consolidation, the authorized share capital of the Company be increased FROM US$400,000,000 divided into 500,000,000 ordinary shares, comprising of 400,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and 100,000,000 class B ordinary shares of a nominal or par value of US$0.8 each TO US$8,000,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.8 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.8 each, by the creation of (a) 7,600,000,000 class A ordinary shares of a nominal or par value of US$0.8 each, and (b) 1,900,000,000 class B ordinary shares of a nominal or par value of US$0.8 each; and

vii.	no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations shall be rounded up to the next whole number.

(iii)	AS A SPECIAL RESOLUTION THAT, the memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto as Exhibit A (the “Amended and Restated M&A”) to (a) reflect the Capital Reduction and the First Share Capital Change and (b) amend Article 79 in the Existing M&A FROM “subject to Article 78, a Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).” TO “subject to Article 78, a Director may be removed from office by Special Resolution or by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).” (the “Amendment of Article 79”); and

(iv)	AS AN ORDINARY RESOLUTION THAT, each of the directors of the Company be and is hereby authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: April 29, 2026

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